EXHIBIT 99.9

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2020, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Form S-8”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of, the following report in the 40-F, the AIF, the MD&A and Form S-8:

Technical Report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective June 30, 2019.

/s/ Alan Riles
Alan Riles, B.Met, MAIG
And on behalf of AMC Mining Consultants (Canada) Ltd
June 23, 2020